Exhibit 99.2

Schedule B

The below table sets forth information with respect to transactions in Common Shares by the Reporting Person in the past 60 days.

Date	Number of Common Shares Acquired/(Sold)	Price per Common Share

4/25/2025*	5,839,552	$25.69

* The above transaction was based on the determination of net asset value on April 25, 2025, and was effective as of April 1, 2025.